Exhibit 99.1

keeping you ahead
Press Release
Sify Technologies Third Quarter 07-08 Revenues at $38.38 Million
EBITDA at $ 5.03 million, Net Profit at $ 1.55 million
Chennai, Tuesday, 22nd January, 2008. Sify Technologies Limited (Nasdaq Global Markets: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its consolidated US GAAP results for the third quarter ended 31st December 2007.
Performance Highlights:
•	Sify reported revenues of $ 38.38 million for the third quarter ended 31st December 07, 2.8% higher than the previous quarter, and 8.7% higher compared to the same period last fiscal.

•	Sify’s Profit before tax & exceptional items was $2.23 million versus $1.09 million in the previous quarter. Post exceptional items, the Net Profit after tax for the quarter was $1.55 million as compared to the previous quarter’s Net Loss of $1.26 million.

•	Adjusted EBITDA was $5.03 million as compared with $3.94 million in the preceding quarter. Adjusted EBITDA for the same period last year was $4.14 million.

•	Sify ended the quarter with a cash balance of $42 million after capital expenditure of $5.94 million during the quarter.
Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies, said, “We have done well to grow sequentially, driven by growth in our Enterprise businesses. The restructuring of our Consumer businesses into a single integrated platform for access and delivery of multiple content services including ecommerce, eLearning, entertainment and online games is underway, and will take approximately four to six months to complete. This includes new technologies that will allow us to scale as the demand for rich graphic and video content grows. We will re-launch the Consumer business when ready to scale our revenues. To meet demand, we are investing in expanding our network, as well as building a new data center in Mumbai. We are also planning to invest in a data center in Delhi, as well as investing in land in Chennai where Sify’s headquarters, with sophisticated data centers and network command centers, will be developed.”
Mr. MP Vijay Kumar, Sify CFO, said, “Revenues, EBITDA and net profit have all shown growth based on operations on the back of aggressive growth in enterprise services. As we move to building an integrated platform for consumer services delivery, we will review non-performing cyber cafés and home broadband access locations. Investments for growth are being made to meet growing demand from enterprise customers for both connectivity and hosting services. The Consumer business will also benefit as new cities open up for cybercafés and broadband services.”

REGD. OFFICE
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771	www.sifycorp.com

keeping you ahead
Summarised Results : (Unaudited)
( In $ million, all translated at $1 = Rs. 39.41 )

Description	Quarter ended		Quarter ended	Year ended
	31-Dec		30 Sep	31 Mar
	2007	2006	2007	2007

Corporate services	26.23	20.55	24.44	80.28
Retail internet access	9.38	11.63	10.27	46.85
Interactive services	1.40	1.92	1.26	6.67
Others	1.37	1.20	1.37	4.42

Sales Revenue	38.38	35.30	37.34	138.22

Cost of Revenues	(21.74)	(18.94)	(21.09)	(73.81)

Gross Margin	16.64	16.36	16.25	64.42

Gross Margin (%)	43.4%	46.4%	43.5%	46.6%

Selling, General and Admin Expense	(13.93)	(12.96)	(13.73)	(51.67)
EBITDA share for Affiliates	2.32	0.74	1.42	2.56

Adjusted EBITDA *	5.03	4.14	3.94	15.30

Reconciliation items :
Depreciation & amortization	(3.54)	(3.00)	(3.60)	(13.24)
Below EBITDA Share of Affiliates	(0.25)	(0.26)	(0.33)	(0.78)
Net interest / Other Expenses	0.96	0.90	1.09	3.72
Forex Gain / (Loss)	0.04	(0.52)	(0.02)	0.21

Net Profit /(loss) Before Exceptional item and tax	2.23	1.25	1.09	5.22
Exceptional item (Legal Charges)	(0.34)	—	(1.77)	(1.44)
Tax	(0.53)	—	(0.36)	1.75

Net income / (loss) — After tax before Minority Interest	1.37	1.25	(1.04)	5.53

Minority Interest	0.18	(0.20)	(0.22)	(0.78)

Net income / (loss) — After minority interest	1.55	1.05	(1.26)	4.75

Adjusted EBITDA* / (loss) $/ADR	0.12	0.10	0.09	0.36
Net income / (loss) before Minority Interest $/ADR	0.03	0.03	(0.02)	0.13

Non Financial Indicators	Dec-07	Sep-07	Jun-07	Mar-07

Iway
Subscribers active 3 months (in 000’s)	773	1,009	1,108	1,086
No of Iways	3848	3,831	3,713	3,638
Café Additions	74	161	164	130
No of Cities	164	164	163	158

Broadband
Subscribers (in 000’s)	215	211	208	216
No of CTOs	1981	2,033	2,027	1,958
ARPU	337	340	337	349
Technology
No of PoPs	348	236	221	188

REGD. OFFICE
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771	www.sifycorp.com

keeping you ahead
Enterprise Solutions:
Business Wins:
1.	Large MPLS VPN contracts from Barclays bank, Esselpropack and OnMobile;

2.	Substantial MPLS network augmentation contracts from Kotak Life, National Stock Exchange and Vishal Retail;

3.	Large e-Learning contract signed with insurance firm ICICI Prudential;

4.	Large Document Management contract signed with insurance firm Reliance Life; and

5.	Large Data Center Hosting contract signed with Indian Overseas Bank.
During the quarter, we strengthened our position in the Banking, Financial Services & Insurance (BFSI) segment for the services offered by us.
Business Alliances:
We also entered into a strategic alliance with a leading System Integrator in the country for white- labeled Data Center Hosting services.
Another significant development is with Saba, a world leader in learning management solutions, as their alliance partner in India.
International Services:
Infrastructure Management Services:
During the quarter, the Sify Service Delivery Center became operational in Dubai, which now gives us the ability to service local managed services customers from Dubai.
eLearning:
•	Awarded contracts worth $1.5 million by a Global IT Software Major for developing software-related curriculum for global audiences. Work to be accomplished within 9 months.
•	Awarded a $1.1 million contract by a Global Development Agency for developing eLearning programs for their worldwide staff and partner agencies. Work to be executed within the next 8-9 months.
•	Setting up an Innovation Lab for research and development of futuristic, Immersive Learning products and services. Lab to be operational by Q4, 2007-08.
Consumer Services:
Broadband Access:
Wireless Broadband: One of the key initiatives of during the quarter was the deployment of wireless broadband services on a pilot basis in Bangalore. The pilot tested the feasibility, quality and market acceptance of the service with two hundred subscribers. Feedback from the customers has been satisfactory enough to view this as an alternate last mile model, especially in areas not covered by Sify’s broadband services currently.

REGD. OFFICE
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771	www.sifycorp.com

keeping you ahead
Sify Broadband Partners to offer travel services: Sify Broadband partners (cable Television Operators) can now be a one stop travel solution providers in their neighborhood. This has been made possible due to Sify’s alliance with leading travel portals such as Yatra.com and Redbus. Through this arrangement the Broadband partner can now book air tickets as well as bus tickets apart from railway tickets through the IRCTC alliance.
Customer Retention: Several initiatives by Sify’s Customer Care team, as well as by the Last Mile Technology team, brought about a significant improvement in the quality of service delivery. Customer satisfaction due to these measures has helped in reducing Net Churn by 13% over the previous quarter.
Sify Anywhere launched in Hyderabad: Sify Anywhere, a service that combines the collective strength of Sify and enables a user to access the Net as a broadband account from home, from any of the over 3500 iWay cyber cafes, as a dialup connection from hotel rooms and even Wi-Fi was launched in Hyderabad.
Expansion to other cities: New cities, including many small towns, such as Udumalpet and Warangal in the South, Muzaffarpur in the East, Jalgaon in the West and Bahadurgah in the North were added to the Sify Broadband network this quarter.
Tie-Up With F-Secure – Sify tied up with F-Secure, a security Solutions Provider to provide Data Security Services to Broadband customers.
Public Access:
Extended hours – Over 250 iWay cafes now function over extended hours.
Value Added Service Sign-Ups
•	A Unique Initiative with a leading BPO for online recruitment in Delhi, Mumbai & Pune using the cyber cafes was signed up.
•	Red Bus: Bus ticketing services through iWays. 400 locations covered in South/ West & North covered; and
•	Yatra Travels: Strategic tie-up for offering Air Ticketing Services on Low Cost Airlines/ Global Domestic Airlines. Marketing Promotion launched: ‘Buy 2 – Fly 3.’
Portals:
Sify.com brought television audiences online to engage actively with each other, through interactive tools and communities around the popular reality show Jhalak Dikhla Jaa. Sify continued its strong association with Sony Entertainment Television to offer online videos and interactive tools like message boards and polls for high involvement around the show through the website www.jhalak.sify.com. Over 3 million visitors visited the website and the association also increased Sify’s brand visibility amongst the Television audience with active promotion on the Sony channel.
Sify.com entered into a close association with Actor Madhavan for his socially conscious movie “Evano Oruvan” where Sify’s video Web site had an in-film placement. Sify.com also created the official website for the movie (www.evanooruvan.sifymax.com) offering synopsis, photo galleries, downloads, interviews and even video clips from the movie. The website offered contests through which Sify.com users could meet actor Madhavan at a launch party hosted for the movie.

REGD. OFFICE
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771	www.sifycorp.com

keeping you ahead
Continuing its endeavor to provide a platform for fans to interact with their favourite stars, Sify.com offered fans of actors Asin and Nayanthara a chance to meet the stars and interact with them
Building on the euphoria and renewed interest in cricket following India’s win of the World Twenty-20 series, Sify Sports offered comprehensive coverage of Pakistan’s tour of India and also video highlights of the ICL series. Sify Sports has revamped its product offerings through a new online score card offering new features like highlights, schedule, commentary, graphs etc.
Sify.com ensured that its users ended 2007 with an overview of the hits and misses of the year through the Sify.com year ender called Looking Back, which featured the events and important happenings of the year in the fields of sports, business, news and entertainment. The special feature also listed expectations for 2008 and was very popular amongst users who also voted the charismatic Shah Rukh Khan as the newsmaker of the year.
About Sify
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 348 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 164 cities and towns. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP Solutions and integrated security solutions, and BS7799 certified for Internet Data Center operations. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in,  www.hyderabadlive.in the city based live video on the web.  The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify, visit www.sifycorp.com
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2007 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

REGD. OFFICE
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771	www.sifycorp.com

keeping you ahead
     For further information please contact:
David Appasamy
Investor Relations
Sify Technologies Limited
91-44-2254 0770 Ext. 2013
Email: david_appasamy@sifycorp.com
Trúc N. Nguyen
Investor Relations
The Global Consulting Group
646-284-9418
Email: tnguyen@hfgcg.com

REGD. OFFICE
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771	www.sifycorp.com